================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------
                                   SCHEDULE TO
                                  (RULE 13e-4)

                  TENDER OFFER STATEMENT UNDER SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           ---------------------------

                          ORBITAL SCIENCES CORPORATION
                   (Name of Subject Company and Person Filing)

                           ---------------------------

 OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $.01 PER SHARE, HAVING AN EXERCISE
    PRICE GREATER THAN $12.25 GRANTED UNDER THE ORBITAL SCIENCES CORPORATION
         1997 STOCK OPTION AND INCENTIVE PLAN AND THE ORBITAL SCIENCES
                       CORPORATION 1990 STOCK OPTION PLAN
                         (Title of Class of Securities)

                           --------------------------

                                    685564106
                      (CUSIP Number of Class of Securities
                            Underlying Common Stock)
                           ---------------------------

                                DAVID W. THOMPSON
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                          ORBITAL SCIENCES CORPORATION
                            21839 ATLANTIC BOULEVARD
                             DULLES, VIRGINIA 20166
                                 (703) 406-5000
            (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing person)

                                    Copy to:
                               EVE N. HOWARD, ESQ.
                              JAMES E. SHOWEN, ESQ.
                             HOGAN & HARTSON L.L.P.
                            555 THIRTEENTH ST., N.W.
                           WASHINGTON, D.C. 20004-1109
                                 (202) 637-5600

                            CALCULATION OF FILING FEE

-----------------------------------------------------------------------------------------------
            Transaction valuation*                           Amount of filing fee
-----------------------------------------------------------------------------------------------
                 $791,177.05                                        $72.79
-----------------------------------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,360,207 shares of common stock of Orbital Sciences Corporation, having an aggregate value of $791,177.05 as October 7, 2002, will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. Such options include options granted since May 7, 2002 which option holders participating in the exchange must tender to the extent that the exercise prices of those options are lower than the lowest exercise price of any other options tendered by the option holder. The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:   Not applicable.              Filing party: Not applicable.
    Form or Registration No.: Not applicable.              Date filed:   Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    [ ] third party tender offer subject to Rule 14d-1.
    [X] issuer tender offer subject to Rule 13e-4.
    [ ] going-private transaction subject to Rule 13e-3.
    [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

ITEM 1. SUMMARY TERM SHEET.

        The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated October 1, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

        (a) The name of the issuer is Orbital Sciences Corporation, a Delaware corporation (the "Company"), and the address of its principal executive offices is 21839 Atlantic Boulevard, Dulles, Virginia 20166. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning
Orbital Sciences Corporation") is incorporated herein by reference.

        (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options outstanding under the Orbital Sciences Corporation 1997 Stock Option and Incentive Plan (the "1997 Option Plan") and the Orbital Sciences Corporation 1990 Stock Option Plan to purchase shares of the Company's common stock, par value $.01 per share (the "Common Stock"), having an exercise price greater than $12.25 and held by salaried employees (the "Options") for new options (the "New Options") to purchase shares of Common Stock to be granted under the 1997 Option Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Exchange, as they may be amended from time to time, the "Offer"), attached hereto as Exhibits (a)(1) and (a)(2). The number of shares of Common Stock subject to the New Options will be equal to a percentage of the number of shares of Common Stock subject to the Options tendered and accepted for exchange. The percentage is determined by the exercise price per share of the Options tendered and accepted for exchange as follows:

      Exercise Price per Share of Options                % of Options Tendered and Accepted for
      -----------------------------------                --------------------------------------
      Tendered and Accepted for Exchange                  Exchange to be Granted as New Options
      ----------------------------------                  -------------------------------------
       Greater than $12.25 but less than
               or equal to $21.00                                    66 2/3%

              Greater than $21.00                                      50%

All grants of New Options will be pursuant to the 1997 Option Plan. The Offer is not being made to option holders who are executive officers or directors of the Company. If all eligible options are tendered and accepted for exchange pursuant to the terms of the Offer, the total number of shares of Common Stock subject to the new options will be 786,752. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"),

Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and
Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

        (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

        (a) The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

        (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

        (e) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

        (c) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

        (b) The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

        (d)     Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a)     Not applicable.

        (b)     The information set forth in the Offer to Exchange under
Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a)     Not applicable.

ITEM 10. FINANCIAL STATEMENTS.

        (a) The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Orbital Sciences Corporation") and Section 16 ("Additional Information"), and on pages 31 through 61 of the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2001 and pages 1 through 12 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002 is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

        (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

        (b)     Not applicable.

ITEM 12. EXHIBITS.

        (a)(1)  Offer to Exchange, dated October 8, 2002.

           (2)  Form of Letter of Transmittal.

           (3)  Form of Letter to Eligible Option Holders.

           (4)  Form of Letter to Tendering Option Holders.

           (5) Orbital Sciences Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 27, 2002 and incorporated herein by reference.

           (6) Orbital Sciences Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on July 29, 2002 and incorporated herein by reference.

        (b)     Not applicable.


        (d)(1) Orbital Sciences Corporation 1997 Stock Option and Incentive Plan. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 3, 2002 and incorporated herein by reference.

           (2) Form of Option Agreement Pursuant to the Orbital Sciences Corporation 1997 Stock Option and Incentive Plan.

        (g)     Not applicable.

        (h)     Not applicable.


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

        (a)     Not applicable.

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                           Orbital Sciences Corporation


                                           /s/ David W. Thompson
                                           -------------------------------------
                                           David W. Thompson
                                           Chairman and Chief Executive Officer

Date: October 8, 2002


                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                DESCRIPTION
-------     ---------------------------------
 (a)(1)     Offer to Exchange, dated October 8, 2002.

 (a)(2)     Form of Letter of Transmittal.

 (a)(3)     Form of Letter to Eligible Option Holders.

 (a)(4)     Form of Letter to Tendering Option Holders.

 (a)(5) Orbital Sciences Corporation Annual Report on Form 10-K for its fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on March 27, 2002 and incorporated herein by reference.

 (a)(6) Orbital Sciences Corporation Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002, filed with the Securities and Exchange Commission on July 29, 2002 and incorporated herein by reference.

 (d)(1)     Orbital Sciences Corporation 1997 Stock Option and Incentive
            Plan. Filed as Exhibit 10.1 to the Company's Quarterly Report on
            Form 10-Q for its fiscal quarter ended March 31, 2002, filed with the Securities and Exchange Commission on May 3, 2002 and incorporated herein by reference.

 (d)(2)     Form of Option Agreement Pursuant to the Orbital Sciences
            Corporation 1997 Stock Option and Incentive Plan.